SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

172 King Street East, 3rd Floor, Toronto, Ontario, Canada M5A 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: February 27, 2007
	By:	/s/ Rudi Fronk Name: Rudi Fronk Title: President and C.E.O

EXHIBITS

Exhibit 99

Press release issued February 20, 2007 in which the Registrant announced that a National Instrument 43-101 compliant study of its Mitchell gold-copper discovery has confirmed a major new resource which may have significant expansion potential. The study by Resource Modeling Inc. (“RMI”) of Tucson, Arizona will be filed on SEDAR within 45 days. The Mitchell porphyry is located on the Registrant’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia. At Mitchell, RMI estimates an Inferred Mineral Resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold. Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The deposit is currently defined by diamond core holes that were drilled on approximately 200-meter centers. The estimate of Mineral Resources is based on 9,530 meters of core drilling, including 23 holes (7,476 meters) drilled by the Registrant at Mitchell during 2006.